SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)

                            Hollywood Park, Inc.

                              (Name of Issuer)

                                Common Stock
                        (Title of Class of Security)

                               436255 4 10 3
                               (CUSIP Number)

                             William A. Scully
                   c/o Apollo Real Estate Advisors, L.P.
                        1301 Avenue of the Americas
                          New York, New York 10019
                         Telephone: (212) 261-4000
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              With a copy to:

                           Patrick J. Foye, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                             New York, NY 10022
                         Telephone: (212) 735-2274

                              August 28, 1997
          (Date of Event which Requires Filing of this Statement)

           If the filing person has previously filed a statement
     on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule
     13d-1(b)(3) or (4), check the following box:  [   ]

               Check the following box if a fee is being paid with the statement: [X]


                                SCHEDULE 13D

 CUSIP No.

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      APOLLO REAL ESTATE INVESTMENT FUND II, L.P.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                         (a) (X)
                                                         (b) ( )

  3  SEC USE ONLY

 4   SOURCE OF FUNDS
     AF

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          ( )
     PURSUANT TO ITEMS 2(D) OR 2(E)

 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE

                                    7  SOLE VOTING POWER
                                          0
          NUMBER OF
           SHARES                   8  SHARED VOTING POWER
         BENEFICIALLY                     1,211,750
          OWNED BY
            EACH                    9  SOLE DISPOSITIVE POWER
         REPORTING                        0
           PERSON
            WITH                   10  SHARED DISPOSITIVE POWER
                                          1,211,750

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,211,750

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    ( )
     SHARES

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.6%

 14  TYPE OF REPORTING PERSON
     PN


                                SCHEDULE 13D

 CUSIP No.

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      APOLLO REAL ESTATE ADVISORS II, L.P.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) (X)
                                                             (b) ( )

  3  SEC USE ONLY

 4   SOURCE OF FUNDS
     WC, OO

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          ( )
     PURSUANT TO ITEMS 2(D) OR 2(E)

 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE

                                    7  SOLE VOTING POWER
                                          0
          NUMBER OF
            SHARES                  8  SHARED VOTING POWER
         BENEFICIALLY                     1,211,750
          OWNED BY
            EACH                    9  SOLE DISPOSITIVE POWER
          REPORTING                       0
           PERSON
            WITH                   10  SHARED DISPOSITIVE POWER
                                          1,211,750

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,211,750

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    ( )
     SHARES

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.6%

 14  TYPE OF REPORTING PERSON
     PN



                    This Amendment No. 1 amends and supplements the following items of the Schedule 13D (the "Schedule 13D") of Apollo Real Estate Investment Fund II, L.P. ("AREIF II") and Apollo Real Estate Advisors II, L.P. ("AREA II") originally filed on August 7, 1997 with the Securities and Exchange Commission with respect to the shares of Common Stock of Hollywood Park, Inc., a Delaware corporation ("Hollywood Park"). Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in Schedule 13D.

          Item 5.    Interest in Securities of the Issuer.

                    (e)  On  July 29, 1997, Hollywood Park
          announced that it had exercised its option to redeem all 2,749,900 of its outstanding Depositary Shares and the related shares of $70 Convertible Preferred Stock in exchange for 0.8333 shares of Common Stock per Depositary Share and that such redemption would occur effective August 28, 1997. As a result of the 2,291,491 additional shares of Common Stock issued in connection with such redemption, on August 28, 1997 AREIF II and AREA II ceased to be the beneficial owners of more than five percent of the outstanding Common Stock.


                                 SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:   September 15, 1997

                         APOLLO REAL ESTATE INVESTMENT FUND II, L.P.

                         By:  Apollo Real Estate Advisors II, L.P.
                              Managing Member

                         By: Apollo Real Estate Capital Advisors II, Inc. General Partner

                              By:  /s/   Michael D. Weiner
                              Name:  Michael D. Weiner
                              Title: Vice President,
                                     Apollo Real Estate Capital
                                     Advisors II, Inc.

                         APOLLO REAL ESTATE ADVISORS II, L.P.

                         By: Apollo Real Estate Capital Advisors II, Inc. General Partner

                              By: /s/  Michael D. Weiner
                              Name:  Michael D. Weiner
                              Title: Vice President,
                                     Apollo Real Estate Capital
                                     Advisors II, Inc.